Exhibit 21.1

Invisa, Inc.

Subsidiaries of the Registrant as of December 31, 2014

The following list of subsidiaries of Invisa, Inc. indicates the jurisdiction of organization.

Name	Jurisdiction of Organization	Status at December 31, 2014
UEP Holdings, LLC	Delaware	Active
Uniroyal Engineered Products, LLC (1)	Delaware	Active
Engineered Products Acquisition Limited	England and Wales	Active
Wardle Storeys (Group) Limited (2)	England and Wales	Active
Wardle Storeys (Earby) Limited (3)	England and Wales	Active
Wardle Storeys (Services) Limited (3)	England and Wales	Active

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(1)     100% owned by UEP Holdings, LLC.

(2)     100% owned by Engineered Products Acquisition Limited

(3)     100% owned by Wardle Storeys (Group) Limited